FILED BY THE PNC FINANCIAL SERVICES GROUP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                     SUBJECT COMPANY: RIGGS NATIONAL CORPORATION
                                                   COMMISSION FILE NO. 000-09756




On February 10, 2005, The PNC Financial Services Group, Inc. ("PNC") and Riggs National Corporation ("Riggs") jointly issued the attached press release relating to the proposed acquisition by PNC of Riggs.

                                   * * * * * *

                 PNC and Riggs Announce Revised Merger Agreement

PITTSBURGH and WASHINGTON, Feb. 10 /PRNewswire-FirstCall/ -- The PNC Financial Services Group, Inc. (NYSE: PNC) and Riggs National --- Corporation (Nasdaq:
RIGS) today announced that, as a result of their renewed negotiations, they have amended and restated the ---- agreement for PNC to acquire Riggs. Under the terms of the amended agreement, PNC will acquire Riggs for $20.00 per common share, or approximately $652 million.

"We are looking forward to our entry into the extremely appealing Washington, D.C. marketplace, and we are confident that the Riggs franchise will provide us with an excellent platform from which to grow," said James E. Rohr, chairman and chief executive officer of The PNC Financial Services Group. "We have assessed the remaining risks to Riggs, and we believe we have reached a revised agreement that is fair to all parties."

PNC expects the financial impact of the transaction, including the anticipated internal rate of return and the impact on PNC's earnings per share, not to differ materially from previously announced expectations regarding the original transaction structure.

Under the restated terms of the merger agreement, which has been approved by the boards of directors of both companies, Riggs National Corporation will merge into The PNC Financial Services Group, Inc. and PNC Bank N.A. will acquire the assets of Riggs Bank N.A. This change in structure was effected to mitigate the potential business impact of Riggs Bank's plea agreement with the Department of Justice.

The amended agreement, which is substantially similar to the original agreement, values each share of Riggs common stock at approximately $20.00 based on PNC's closing NYSE stock price of $54.58 on February 7, 2005. The aggregate consideration is composed of a fixed number of approximately 6.4 million shares of PNC common stock and $286 million in cash in exchange for all 31.8 million Riggs common shares outstanding, subject to adjustment. Riggs stock options, currently with an aggregate in-the-money value of approximately $16 million, will be cashed out prior to closing, if not exercised. Riggs has agreed to dismiss its recently filed lawsuit against PNC.

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The transaction is expected to close as soon as possible, and either party may terminate the agreement after May 31, 2005 if the transaction has not closed. The merger remains subject to customary closing conditions, including regulatory approvals and the approval of Riggs shareholders, the receipt of exemptions from the Department of Labor and the SEC to mitigate the potential business impact of Riggs Bank's plea agreement with the Department of Justice and the absence of an undisclosed material adverse effect after December 31, 2004. Mr. Joe L. Allbritton's agreement to vote 24.6% of the outstanding shares of Riggs in favor of the transaction remains applicable.

Sandler O'Neill & Partners L.P. acted as the financial advisor to PNC and Wachtell, Lipton, Rosen & Katz acted as its legal advisor. Lehman Brothers, Inc. acted as the financial advisor to Riggs and Sullivan & Cromwell LLP acted as its legal advisor.

FORWARD-LOOKING STATEMENT

This press release contains forward-looking statements reflecting PNC's outlook or expectations with respect to the planned acquisition of Riggs, the expected costs to be incurred in connection with the acquisition, Riggs's future performance, and the consequences of the integration of Riggs into PNC. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this press release speak only as of the date of this press release, and PNC assumes no duty and does not undertake to update them.

In addition to factors previously disclosed in PNC's SEC reports (accessible on the SEC website at http://www.sec.gov and on PNC's website at http://www.pnc.com ) applicable to PNC's business generally (including, upon the acquisition, those aspects currently operated by Riggs), the forward-looking statements in this press release are subject to the following risks and uncertainties:

* Completion of the transaction is dependent on, among other things, receipt of stockholder and regulatory approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

* The benefits to PNC of the transaction also depend on the nature of any future developments with respect to Riggs's regulatory and legal issues, the ability to comply with the terms of all current or future requirements, including any related action plan, resulting from these issues, and the extent of related costs.

* The transaction may be materially more expensive to complete than anticipated as a result of unexpected factors or events.

* The integration of Riggs's business and operations into PNC, which will include conversion of Riggs's different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Riggs's or PNC's existing businesses.

* The anticipated cost savings of the acquisition may take longer to be realized or may not be achieved in their entirety.

* The anticipated benefits to PNC are dependent in part on Riggs's business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC's and Riggs's performance (with respect to Riggs, see Riggs's SEC reports, also accessible on the SEC website) or due to factors related to the acquisition of Riggs and the process of integrating it into PNC.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Riggs will file an amended proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site ( http://www.sec.gov ). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Riggs will be available free of charge from http://www.riggsbank.com.

The directors, executive officers, and certain other members of management of Riggs may be soliciting proxies in favor of the merger from its shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to Riggs's most recent annual meeting proxy statement, which is available on Riggs's website (http://www.riggsbank.com ) and at the addresses provided in the preceding paragraph.

Riggs Bank N.A. is the primary operating subsidiary of Riggs National Corporation (Nasdaq: RIGS), the largest bank holding company headquartered in the nation's capital. Riggs commands the largest market share in the District of Columbia and specializes in banking and financial management products and services for individuals, nonprofit organizations and businesses.

The PNC Financial Services Group, Inc. is one of the nation's largest diversified financial services organizations, providing regional community banking; wholesale banking, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.